Wallace A. Glausi

Attorney At Law

3673 Canadian Way

Tucker, Georgia 30084

(503) 515-3657

December 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	Amazon Gold, LLC
Response to Comments on Amendment No. 3 to Offering Statement on Form 1-A Filed November 22, 2021 File No. 024-11587

NOTE: THIS CORRESPONDENCE CONTAINS CONFIDENTIAL

INFORMATION THAT IS NOT FOR PUBLIC DISCLOSURE

Dear Examiners,

Below are our comments, in bold type, to your letter of December 10, 2021.

Amendment No. 3 to Offering Statement on Form 1-A filed November 22, 2021

Objectives and Strategy, page 20

1.

We note your response to prior comment 1 and issue in part. We note your revised disclosure on page 21 that the Company projects each pre-sell-buy-sell transaction to “net” the Company approximately 1-2%. Please revise throughout your filing to clarify that your projections are not based on your historical operations and are aspirational in nature due to your limited operations to date. Also provide a reasonable basis and explain to us how you have assumed a “Preferred Rate of 12%.” Refer to Part II(b) of Form 1-A.

ANSWER:

In addition to further reiterating that the Preferred Returns are not guaranteed and are Non-Cumulative, we have revised the Offering Circular throughout to include language we believe clearly identifies all projections and references to Preferred Return as being “not based on historical operations of the Company and are aspirational in nature due to the Company’s limited operations to date.” We have also revised the description of the “desired” or “intended” Preferred Returns to clarify that they are paid from the “net proceeds, if any, of the pre-sell-buy-sell activities of the Company during any given calendar year.” The principal references to and definitions of “Preferred Return” in the Offering Circular now read (with minor, non-substantive variation) as follows:

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 13, 2021

The Company desires to provide Class A Members with a “Preferred Return” of up to 12% per annum pro rata based on each Member’s contributed but unreturned capital. This means that the net proceeds, if any, of the pre-sell-buy-sell activities of the Company during any given calendar year will be distributed to the Class A Members pro rata, based on a Class A Member’s contributed but unreturned Capital, on a calendar quarterly basis beginning with the first quarter 2022, until each Member has received distributions in such calendar year equal to up to 12% of such Member’s contributed but unreturned capital. The projections of the Company and the Preferred Return are not based on historical operations of the Company and are aspirational in nature due to the Company having no operations to date. The Preferred Return is not guaranteed and is Non-Cumulative, meaning that no Preferred Return is guaranteed to be paid in any given quarter or year, and any portion of the Preferred Return not paid to a Member because the Fund does not have sufficient Distributable Cash to pay the Preferred Return in a given quarter will not carry forward.

2.	We note the new disclosure that you intend on growing your business in the United States and Canada. Please tell us whether you intend on exporting any gold products from Brazil.

ANSWER: The Company will not be exporting any gold products from Brazil.

Plan of Operations, page 21

3.

On page 21 you refer to Banco Paulista as a “licensed, qualified and authorized financial institution” and your disclosure suggests that this financial institution may purchase your gold products. Please remove the reference to “Banco Paulista” or file the purchase agreements with such entity as exhibits with your offering statement.

ANSWER:

The reference to Banco Paulista has been removed and the “Bank” has been defined at its earliest occurrence in the Offering Circular (“Summary of Offering” section subtitled “The Company”) as “…the final product purchaser, which will be a duly licensed, qualified and authorized financial institution (referred to herein as the “Final Product Purchaser” or the “Bank”). Additional references to “the Bank” are, unless used multiple times within the same sentence or paragraph, followed by the alternate phrase “Final Product Purchaser” in parentheses.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

December 13, 2021

General

4.	Please file as an exhibit a current consent of your auditor, as the version you filed is dated as of July 12, 2021.

ANSWER: A current CPA consent is attached as Exhibit 11(b), as requested.

Respectfully submitted,

Attorney at Law